October 10, 2007

Mail Stop 3561

<u>via U.S. mail and facsimile</u>

Robert P. Gasparini, President
NeoGenomics, Inc.
12701 Commonwealth Drive, Suite 9
Fort Myers, Florida 33913

Re: NeoGenomics, Inc.
       Form SB-2, Amendment 2
       Filed September 14, 2007
       File No. 333-144401

Dear Mr. Gasparini:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Financial Statements</u>

<u>General</u>

1. Please revise your registration statement, as necessary, to address our comment letter dated October 9, 2007, on your Form 10-KSB for the year ended December 31, 2006.

2. It appears from review of section 2(c) of your registration rights agreement filed as Exhibit 10.23 with the SB-2 on July 6, 2007 that you are required to file a registration statement within 30 days and have it declared effective within 120 days from the scheduled filing deadline or you are required to pay liquidated damages to the holders in either cash or shares of common stock. Please revise to provide the disclosures required by paragraph (12) of FSPEITF 00-19-2.

Notes to Financial Statements

Note H – Equity Financing Transactions, F-19

3. We note the table herein has been modified from that presented in your financial statements filed on Form 10-KSB. Specifically, you added equity transactions subsequent to the April 2, 2007 audit report date. Please revise your financial statements to clearly indicate that this information is unaudited or advise your independent accountants to re-date or dual date their audit report to include this updated data.

Other Regulatory

4. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes if you have questions on the accounting comments. You may contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Clayton Parker, Esq. (by facsimile)
        (305) 358-7095